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November 24, 2017

Via E-mail

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: Arthur C. Sandel; Kayla Roberts

Re:	GNMAG Asset Backed Securitizations, LLC

Registration Statement on Form SF-3

Filed October 17, 2017

File No. 333-220994

Dear Mr. Sandel and Ms. Roberts:

On behalf of GNMAG Asset Backed Securitizations, LLC (the “depositor”), we transmit for filing under the Securities Act of 1933, pre-effective amendment No. 1 to the registration statement on Form SF-3 (no. 333-220994). For your convenience, courtesy copies of the amendment are being provided to you, including a copy marked to show changes against the registration statement.

In addition, the depositor has instructed us to provide to you the responses set forth below with respect to your comment letter dated November 13, 2017. For ease of reference, your comments have been repeated below in italics. Each comment is followed by the depositor’s response, and we refer to each of your comments by the number assigned to it by you. We are eager to finalize the registration statement and make it effective.

General

1.	Please confirm that you will make any necessary revisions to your transaction documents to be consistent with any revisions to your form of prospectus in response to our comments below.

We have revised our transaction documents to be consistent with all revisions to the form of prospectus based on the matters discussed herein.

Registration Statement Cover

2.	We note your statement in footnote 2 to the Calculation of Registration Fee table that you are registering an unspecified “additional” amount of securities. It is unclear what this unspecified amount would be in addition to. Please revise to clarify.

We have deleted the word “additional” from footnote 2 to the Calculation of Registration Fee.

Form of Prospectus

The Trust and the Trust Assets

Agency Securities; Ginnie Mae Certificates, page 31

3.	We note that your prospectus and transaction documents do not include a dispute resolution provision as required by General Instruction I.B.1(c) of Form SF-3. We do note, however, that you include a dispute resolution provision in Section 10.03 of the Trust Agreement filed as Exhibit 4.1. We also note your statements on page 32 and elsewhere throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation with respect to the agency securities. If you do not intend to include the dispute resolution provision, please tell us why a repurchase obligation is not necessary for offerings of these assets and revise your Trust Agreement as necessary. If you do intend to include the dispute resolution provision, please revise your prospectus where appropriate to disclose the terms of the provision.

We have deleted the dispute resolution provisions set forth in Section 10.03 of the Trust Agreement. The updated Trust Agreement is filed herewith. We do not believe a dispute resolution provision is necessary because there will be no repurchase remedy for the breach of any of the representations and warranties of the depositor and the sponsor. Given that the nature of the representations and warranties made are limited to (i) fundamental corporate authority matters and (ii) ownership and title matters, it is sufficient to expect that, in the event of a breach, the trustee would pursue any and all remedies available at law or in equity, including litigation. The repurchase remedy is more appropriate to cover asset specific defects that are discovered post-closing (e.g. a mortgage loan was later found not to be in compliance with applicable law). In this transaction, the only representations and warranties made with respect to the agency securities are limited to whether the sponsor or the depositor, as applicable, had legal title to the asset and related matters, as described above. These are not asset-level representations and warranties as to the characteristics of the agency securities. As a result, it is appropriate not to have a repurchase obligation and instead to have the trustee rely on litigation as the appropriate remedy.

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4.	We also note your statements on page 32 and elsewhere throughout the prospectus that the sponsor and depositor will make limited representations and warranties at the time of conveyance of the agency securities to the respective entities. We are unable, however, to locate disclosure summarizing these representations and warranties and any remedies available if those representations and warranties are breached. See Item 1111(e)(1) of Regulation AB.

We have added disclosure summarizing the limited representations and warranties and the remedy available if those representations and warranties are breached. As discussed above, the remedy specified will provide for the trustee to pursue all of its claims at law and in equity in a proceeding directly against the sponsor and/or depositor, as applicable.

Asset-Level Data About the Agency Securities, page 34

5.	It is unclear why you have included the disclosure in this section in brackets. Since the compliance date on November 23, 2016, asset-level data for resecuritizations of RMBS is required to be filed as an exhibit to Form ABS-EE at the time that both the preliminary and final prospectuses are filed, as well as on an ongoing basis at the time of the Form 10-D filing. Please revise to remove the brackets and confirm that you will provide the asset-level data as required by Item 6 of Schedule AL. Refer to Item 1125 and Item 1111(h) of Regulation AB.

We have revised the prospectus by removing the brackets and specifying that we will provide asset-level data as required by Items 1111(h) and 1125 of Regulation AB, except as provided below.

We believe it is more accurate to characterize the contemplated transactions as a repackaging of debt securities, namely, those debt securities issued by Ginnie Mae, rather than as a resecuritization of asset-backed securities, as referred to in Item 6 of Schedule AL. The agency securities being repackaged in our trusts are not “asset-backed securities” in that the credit rating on the agency securities is based on the ability of the United States government to ensure all payments are made when due and is not affected by the credit quality and performance of the underlying mortgage loans related to such security. As a result, we believe that the appropriate asset-level data that should be required for the certificates is set forth in Item 5 of Schedule AL.

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Moreover, underlying mortgage loan-level data of the type required by Item 6 of Schedule AL is not ever made available to Ginnie Mae investors at the time of sale of such agency securities to the public. We note that our ability to provide this asset-level data is constrained by what items Ginnie Mae publishes on a publicly available basis; we intend to provide all of the asset-level data that is made available by Ginnie Mae. We have updated the form of prospectus to disclose the asset-level data fields that we anticipate including in the prospectuses, the Form ABS-EE filings and the Form 10-D filings.

We would also like to point out that any asset-level data that would be required by Item 6 (and Item 1) of Schedule AL if the proposed transaction were characterized as a resecuritization of asset-backed securities is not material to investors in the offered certificates and should therefore not be required under Regulation AB. What little information Ginnie Mae publishes about underlying mortgage loan-level characteristics becomes first available to the public approximately 60 days following the issuance of its agency securities. At that point, any investors in Ginne Mae’s agency securities have already made the decision to purchase the agency security without the benefit of that information, and therefore it could not be considered material to their decision to invest in the certificates. As the underlying mortgage loan-level data was not material to the decision of investors to purchase the Ginnie Mae agency securities themselves, it could not also be considered to be material to any investor’s decision to purchase our certificates, which are backed exclusively by newly-issued Ginnie Mae agency securities.

Finally, we note that even if we attempted to provide underlying mortgage loan-level data, such underlying mortgage loan-level data is not readily available and we would not be able to provide anything beyond what is provided by Ginnie Mae. Ginnie Mae provides information corresponding to fewer than twenty out of the more than 270 data fields required by Items 1 and 6 of Schedule AL. Furthermore, the underlying mortgage loan-level data published by Ginnie Mae is provided in a coded format that requires manipulation by a service provider in order to create meaningful information, and is therefore not generally available.

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6.	We note your statement on page 34 that “[t]he asset-level data file contains detailed information for each agency security about its [ ].” It is unclear what this bracketed blank represents. Please revise as necessary to clarify what information you intend to include in your prospectuses.

This statement has been revised in the form prospectus to indicate the fields set forth by Item 5 of Schedule AL which are also reported by Ginnie Mae in its public disclosures.

7.	We note your disclosure on page 32 under the heading “The Underlying Mortgage Loans” that the depositor and sponsor “will have only very limited access to any information or data regarding the specific mortgage loans underlying the agency securities included in the trust.” Additionally, we note your statement on page 42 under the heading “Static Pool Information” that you “do not have access to loan-level information with respect to the mortgage loans underlying the agency securities....” These statements appear to conflict with your disclosure indicating that you intend to comply with the requirement to provide asset-level information on Form ABS-EE. Please revise your prospectus as necessary to clarify that you will provide all of the asset-level data as required by Item 6 of Schedule AL. Refer to Item 1125 and Item 1111(h) of Regulation AB.

Please see our responses to comments 6 and 7. Very limited access to any information or data regarding the specific mortgage loans underlying the agency securities included in the trust is available, but our disclosure regarding asset-level information will provide the information published by Ginnie Mae for the disclosures required by Item 5 of Schedule AL, as shown in the updated prospectus.

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Administration of the Trust

The Trustee, page 35

8.	We note your bracketed disclosure that you intend to provide information regarding the trustee to the extent required under Item 1109(b)-(f) of Regulation AB. Please note that Item 1109 only includes paragraphs (a) and (b); there are no paragraphs (c)-(f). Please revise.

We have revised the prospectus accordingly.

The Issuing Entity, page 40

9.	Please revise to indicate that you will disclose the market price of the securities and the basis on which the market price was determined. See Item 1107(h)(i) of Regulation AB.

We have revised the prospectus to indicate that we will include a placeholder for a description of the market price and the basis on which it was determined.

The Sellers, page 41

10.	We note your statements throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation with respect to the agency securities. Please tell us whether the sellers will have an obligation to repurchase or replace assets for a breach of a representation or warranty. See Item 1110(c) of Regulation AB.

The sellers will not have an obligation to repurchase or replace assets for a breach of a representation or warranty. We have revised the prospectus to indicate that the sellers will not have this obligation.

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Static Pool Information, page 42

11.	We note your bracketed disclosure that you intend to provide static pool information in Annex A. Please revise your prospectus to include a form of Annex A to illustrate what information you intend to provide. Refer to Item 1105(a) of Regulation AB.

We have revised the prospectus to include a form of Annex A. The static pool information we can provide is subject to the same restrictions articulated in our response to comments 6 and 7. With respect to the summary information for the original characteristics of prior securitized pools contemplated by Item 1105(a)(3)(iii) of Regulation AB, the depositor will be able to provide the information described on the form of Annex A.

12.	We note your disclosure that the asset pool may include delinquent agency securities. Please revise your prospectus as necessary to indicate that you will disclose delinquency and loss information for the agency securities at the time of the prospectus. See Item 1111(c) of Regulation AB.

We have clarified our prospectus to make it clear that, while the mortgage loans underlying the agency securities may become delinquent from time to time, the agency securities, which are backed by the full faith and credit of the United States government, will not be delinquent at the time such agency securities are transferred into the trust. The sponsor will only include in each trust newly issued and current agency securities. Moreover, we believe that it is highly unlikely that an agency security will ever become delinquent, as such agency securities can only become delinquent if an underlying mortgage loan pool becomes delinquent and the United States government does not honor its guarantee of full and timely payment on the agency security.

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13.	Please also confirm that, if delinquent agency securities are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

There will not be delinquent agency securities included in any securitization trust formed under this shelf registration statement. We have updated the prospectus to make this clear.

The Certificates, page 42

14.	We are unable to locate disclosure about any provisions in the transaction agreements governing the modification of the terms of the agency securities, including how such modification may affect the cash flows from the agency securities. Please revise. Refer to Item 1111(e)(2) of Regulation AB.

It is not possible to modify the terms of the agency securities. We have added a statement to this effect to the prospectus.

Book-Entry Registration, page 56

15.	We note your disclosure that “certificateholders” of the certificates will be Cede & Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset representations review and certificateholder communication shelf-eligibility requirements under General Instructions I.B.1(b) and (d) of Form SF-3, a “certificateholder” is the beneficial owner of the certificate, rather than Cede & Co. or DTC.

We have revised the prospectus and the trust agreement to clarify that a “certificateholder” is the beneficial owner of the certificate for this purpose.

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The Trust Agreement

The Asset Representations Review Agreement, page 71

16.	We note your disclosure that the delinquency trigger will occur if “[any] of the agency securities is more than 60 days delinquent...” and your explanation that you established the trigger by “considering the strength of the Ginnie Mae guaranty...and the consistent on-time payment history of amounts due on the agency securities.” Please revise the description of how the trigger was determined to be appropriate to indicate that you will include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools, when applicable. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the “Regulation AB 2 Adopting Release”).

We have removed the brackets around the word “any” indicated above. We have also revised the delinquency trigger to occur in the event any agency security is 30 days or more delinquent. The prospectus will include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools, when applicable.

17.	Additionally, the use of brackets around the word “any” indicates that you may revise the trigger to require a threshold of multiple delinquency agency securities. Please revise your prospectus as necessary to indicate that you will revise the description of how the trigger was determined to be appropriate in the event that you change the delinquency trigger.

We have revised the prospectus to remove the brackets around the word “any”. The definition of delinquency trigger will not change from the form documents. We have updated the asset representation reviewer agreement to reflect that change and it is filed herewith.

18.	Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is “more than 60 days delinquent”), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

We have revised the prospectus to state that the review will be performed on each agency security that is 30 days or more delinquent and have made conforming changes in the form documents as well.

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19.	We note your disclosure on page 72 that the sponsor “considers an Agency Security more than 60 days delinquent for purposes of determining the occurrence of the delinquency trigger when the applicable Ginnie Mae Certificate Issuer fails to make a contractual payment by the related contractual due date and Ginnie Mae fails to fulfill its obligations under the guaranty within 60 days following the contractual due date....” Please tell us if this methodology for determining that an agency security is delinquent for purposes of the asset representations review delinquency trigger differs from the methodology for determining that an asset is delinquent generally (e.g., for purposes of delinquency reporting in ongoing distribution reports to investors).

Delinquency is measured on a monthly basis, as described in our responses to comments 16 and 18. The same methodology used for determining an agency security is delinquent for purposes of asset representations review is used for determining that an asset is delinquent generally.

Asset Representations Review Procedures, page 72

20.	We note your statement that “[i]f any delinquency trigger agency securities is [sic] paid in full or repurchased from the issuing entity” before the asset representations reviewer has delivered its report, the reviewer will terminate all testing with respect to that agency security. As noted in comment 10 above, however, we note your disclosure throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation. Please advise or revise your prospectus as necessary to be consistent regarding the existence of repurchase obligations.

We have revised the prospectus to remove any reference to a possible repurchase.

The Trustee, page 75

21.	Please provide a placeholder to describe the extent to which the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(a)(2) of Regulation AB.

We have added this placeholder to the prospectus.

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22.	We note that the trustee will be regarded as servicer of the trust for purposes of Item 1101(j) of Regulation AB. Please revise your prospectus to provide a placeholder to describe the trustee’s prior experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction. See Item 1108(b)(2) of Regulation AB.

We have added this placeholder to the prospectus.

23.	Please confirm that, for the trustee acting as servicer as contemplated by your form of prospectus, you will provide information regarding the trustee’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificates. See Item 1108(b)(4) of Regulation AB.

We have revised the prospectus to include a placeholder for information regarding the trustee’s financial condition to the extent it is material, however, given that the trustee’s role as “servicer” will be limited to satisfaction of the reporting requirements of Regulation AB, there is no risk that the trustee, acting as servicer, could have a material impact on pool performance or performance of the certificates. This is especially true in light of the fact that the performance of the certificates is solely related to the ability of the United States government to honor the guarantee of the full and timely payment of the agency securities.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page 122

24.	Please revise the undertaking under Item 512(a)(5)(iii)(A) of Regulation S-K to include the reference to Securities Act Rule 424(h).

We have revised Item 15 to include this reference.

25.	Please revise to remove the undertaking under Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Regulation AB 2 Adopting Release.

We have revised Item 15 to remove this information.

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Please contact Linda Bartosch at (215) 994-2132 or me at (215) 994-2417 if you have questions.

Sincerely,

/s/ Ralph R. Mazzeo
Ralph R. Mazzeo
Dechert LLP

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